United States
Securities and Exchange Commission

Form 12b-25

SEC File No. 001-32566
CUSIP No. 815175104

NOTIFICATION OF LATE FILING

(Check One): ☐   Form 10-K and Form 10-KSB;    ☐ Form 20-F;
☐ Form 11-K;     ☒ Form 10-Q and Form 10-QSB;    ☐ Form N-SAR

For Period Ended: September 30, 2008

☐ Transition report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I: - REGISTRANT INFORMATION

PepperBall Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

6142 Nancy Ridge Drive, Suite 101 San Diego, CA 92121

Address of Principal Executive Office (Street and Number) City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Jeffrey G. McGonegal (Name)	(303) (Area Code)	475-3786 (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

☐    Yes     ☒    No      Form 10-KSB for the year ended December 31, 2007

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes      ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PepperBall Technologies, Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2008	By: /s/ Jeffrey G. McGonegal Jeffrey G. McGonegal, Chief Financial Officer

As a result of the extensive accounting and financial reporting matters associated with the completion of the merger between Security With Advanced Technology, Inc. (“SWAT”), and PepperBall Technologies, Inc., of San Diego, California, (“Old-PepperBall”) effective as of September 19, 2008, combined with delays in processing certain accounting documents, the Registrant’s Report on Form 10-Q regarding the period ended September 30, 2008 could not be timely filed without unreasonable effort or expense. Based upon the terms of the merger, including among other factors, that as of closing, the then former stockholders of Old-PepperBall owned approximately 70% of the total voting common shares of the combined entity, the acquisition has been accounted for as an acquisition of SWAT by Old-PepperBall. The acquisition was structured and agreed to as a 50 /50 merger however since a number of the existing SWAT shareholders held their rights as preferred shares that were not converted as of closing, the Old-PepperBall shareholders, when their common share rights were issued at closing, held the higher percentage of voting rights. Accordingly, for all historical periods presented, the financial results and historical financial statements of Old-PepperBall are reported and the results of operations of SWAT are included from the September 19, 2008, date of acquisition forward.

The Company preliminarily expects to report the following results of operations for the three and nine months ended September 30, 2008 and 2007:

	Three Months Ended		Nine Months Ended
	2008	2007	2008	2007
Net sales	$1,010,000	$807,000	$2,474,000	$2,408,000

Operating income (loss)	$(121,000)	$(299,000)	$(512,000)	$(598,000

Net loss	$(269,000)	$(384,000)	$(869,000)	$(874,000

Basic and diluted net loss per share	$(0.03)	$(0.12)	$(0.11)	$(0.30